NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
301 Hillsborough Street, Suite 1400 Raleigh, NC 27603 T: 919.329.3800 F: 919.329.3799 nelsonmullins.com

February 10, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric Atallah
Lynn Dicker
Daniel Crawford
Laura Crotty

RE:	Apimeds Pharmaceuticals US, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed February 6, 2025
File No. 333-282324

Ladies and Gentlemen:

On behalf of Apimeds Pharmaceuticals US, Inc. (the “Company”), we are hereby responding to the letter dated February 7, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 6 to Registration Statement on Form S-1 filed on February 6, 2025 ( “Amendment No. 6”). In response to the Comment Letter and to update certain information in Amendment No. 6, the Company is filing Amendment No. 7 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today, which includes revisions made to Amendment No. 6 in response to the Staff’s comments as well as additional changes required to update the disclosure contained in Amendment No. 6. The numbered paragraph below corresponds to the numbered comment in the Comment Letter, and the Staff’s comment is presented in bold italics.

Amendment No. 6 to Registration Statement on Form S-1

Summary Financial Data, page 10

1.	We note that your total liabilities on a Pro Forma, as adjusted basis were reduced but it is not clear from footnote (2) the nature of the adjustment that impacted your total liabilities. Please revise your footnote to explain all transactions reflected in the Pro Forma, as adjusted column.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Amendment No. 6 incorrectly disclosed total liabilities on a Pro Forma basis, and in fact, as shown on page 10 of the Amended Registration statement, total liabilities on a Pro Forma basis is equal to $668,565. After making this correction, the Company believes that no change to footnote (2) on page 10 is necessary.

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If you have any additional questions regarding our response or the Amended Registration Statement, please do not hesitate to contact me at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim